SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2000

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

C&D TECHNOLOGIES
SAVINGS PLAN
Financial Statements as of and
For the Years Ended December 31, 2000 and 1999
And Supplemental Schedule
As of December 31, 2000

C&D TECHNOLOGIES SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                     Page(s)

Report of Independent Accountants                                       1

Financial Statements:
   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                   2

   Statements of Changes in Net Assets Available for
     Benefits for the years ended
     December 31, 2000 and 1999                                         3

   Notes to Financial Statements                                      4 - 7

Supplemental Schedule:
   Schedule H, Part IV, Item 4i* - Assets Held for
     Investment Purposes as of December 31, 2000                        8


* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2000.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the C&D Technologies Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP


June 22, 2001

C&D TECHNOLOGIES SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                     Assets                         2000            1999
                     ------                         ----            ----

Investments, at fair value                      $35,726,711     $29,687,286

Participants' loans receivable                      359,311         275,506

Contributions receivable:
  Employer                                          509,958         151,821
  Employees                                          96,158          72,609
Receivable for invesments sold                      178,575         173,071
                                                 ----------      ----------
       Total assets                              36,870,713      30,360,293

                     Liabilities
                     -----------

Payable for investments purchased                    56,089         122,211
                                                 ----------      ----------
       Total liablilites                             56,089         122,211
                                                 ----------      ----------
Net assets available for benefits               $36,814,624     $30,238,082
                                                 ==========      ==========





   The accompanying notes are an integral part of these financial statements.

C&D TECHNOLOGIES SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                    2000            1999
                                                    ----            ----

Additions to net assets attributed to:
  Net (depreciation) appreciation in fair
     value of investments                       $  (978,106)    $ 1,692,061
  Interest income                                    28,574         387,933
  Dividend income                                 1,794,226       1,546,136
  Employer contributions                          1,429,664         844,366
  Participant contributions                       2,711,508       2,084,048
  Roll-over contributions                         3,505,516         118,429
  Plan transfer                                   1,412,669           -
                                                 ----------      ----------
       Total increase                             9,904,051       6,672,973
                                                 ----------      ----------
Deductions from net assets attributed to:
  Benefits paid to participants                   3,295,366       2,862,605
  Administrative expense                             32,143           -
                                                 ----------      ----------
       Total deductions                           3,327,509       2,862,605
                                                 ----------      ----------
       Net increase                               6,576,542       3,810,368
                                                 ----------      ----------
Balance, beginning of year                       30,238,082      26,427,714
                                                 ----------      ----------
Balance, end of year                            $36,814,624     $30,238,082
                                                 ==========      ==========




   The accompanying notes are an integral part of these financial statements.

C&D TECHNOLOGIES SAVINGS PLAN
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL
     The following description of the C&D Technologies Savings Plan ("the Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate, with the condition that salaried and hourly employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

     Effective December 29, 2000, the C&D Technologies Savings Plan for Hourly Employees was terminated and merged into and was made part of the Plan. The hourly employees became eligible to participate in the Plan effective December 29, 2000.

     CONTRIBUTIONS
     The Participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 15%. Participants may make voluntary after-tax contributions, but in no event may pre-tax, after-tax and employer contributions exceed 25% of compensation.

     Upon completion of one year of service, the Company will match certain salaried employees contributions on the basis of $.50 for each $1.00 in amounts up to the 8% of compensation.

     The Company shall make a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

                 Years of                                % of
              Vesting Service                        Compensation

              0-5                                        1.5%
              6-10                                       2.0%
              11-20                                      2.5%
              21 and greater                             3.5%

     Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings.

C&D TECHNOLOGIES SAVINGS PLAN
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     VESTING
     Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

     FORFEITURES
     Forfeitures by participants shall be used by the Company to pay Plan expenses or reduce future contributions. Forfeitures of $39,746 occurred in 2000. Of this amount, $27,994 was used to pay Plan expenses.

     PAYMENT OF BENEFITS
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount in cash equal to the value of the participant's vested interest in his or her account, or annual installments over a period of not more than the participant's estimated life expectancy. Participants' accounts with less than $5,000 may be paid directly to participants or as a direct rollover to an IRA or another plan in a single lump sum.

     PARTICIPANT LOANS
     Participants may borrow from their vested contribution balances. The loan is limited to the greater of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2% over the Prime Rate at the loan origination date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The C&D Technologies Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

C&D TECHNOLOGIES SAVINGS PLAN
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     EXPENSES
     Certain administrative expenses are paid by the Company.

     USE OF ESTIMATES
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                         2000            1999
                                                         ----            ----

     Fidelity Magellan Fund, 73,704 and 65,918
          shares, respectively                        $8,792,858      $9,006,415
     Fidelity Stable Value Fund, 0 and 6,291,306
          shares, respectively                             -           6,291,306
     Fidelity Growth and Income Fund, 165,267 and
          182,255 shares, respectively                 6,957,746       8,595,161
     Fidelity Puritan Fund, 101,097 and 77,815
          shares, respectively                         1,903,650       1,480,824
     Fidelity Spartan U.S. Equity Index Fund,
          41,383 and 35,815 shares, respectively       1,937,149       1,865,616
     Fidelity Managed Income Portfolio, 5,654,480
          and 0 shares, respectively                   5,654,480           -
     C&D Technologies Stock Fund, 182,768 and
          43,559 units, respectively                   6,181,990         707,547

C&D TECHNOLOGIES SAVINGS PLAN
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(978,106) and $1,692,061, respectively, as follows:

                                                    2000            1999
                                                    ----            ----

     Mutual Funds                               $(2,630,364)     $1,388,026
     Common Stock                                 1,652,258         304,035
                                                 ----------       ---------
                                                $  (978,106)     $1,692,061
                                                 ==========       =========

4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

5.   PLAN TAX STATUS

     The Plan has received a favorable determination letter dated September 1999 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   RELATED PARTY TRANSACTIONS

     Fidelity Management Trust Co. is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The MAS Fixed Income Portfolio is managed by Miller Anderson & Sherrerd LLP. All other Plan investments are managed by Fidelity Management Trust Co.

     The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President & Chief Financial Officer, Vice President - Human Resources, Treasurer, Manager-Compensation and Benefits and Manager - Pension 401(k).

     During 2000 and 1999, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $6,959,438 and $706,161, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $3,228,812 and $801,914, respectively.

                              Supplemental Schedule

C&D TECHNOLOGIES SAVINGS PLAN
Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes As of December 31, 2000 (unaudited)
--------------------------------------------------------------------------------

                                   Description of Investment
     Identity of Party Involved        Rate of Interest           Fair Value
     --------------------------    -------------------------      ----------

*Fidelity Institutional Retirement
  Services Company:                Magellan Fund                 $ 8,792,858
                                   Growth & Income Fund            6,957,746
                                   Puritan Fund                    1,903,650
                                   Low-Priced Stock Fund           1,085,838
                                   Diversified International
                                     Fund                            775,512
                                   Spartan U.S. Equity Index
                                     Fund                          1,937,149
                                   Fidelity Fund                      55,768
                                   Government Income Fund             35,727
                                   Dividend Growth Fund              107,424
                                   Freedom Income Fund                48,852
                                   Freedom 2000 Fund                 133,114
                                   Freedom 2010 Fund                 648,338
                                   Freedom 2020 Fund                 437,860
                                   Freedom 2030 Fund                 456,511
                                   Managed Income Portfolio        5,654,480
*Miller Anderson & Sherrerd, LLP   MAS Fixed Income Fund             513,894
*Utilized Stock Fund               C&D Technologies Stock Fund     6,181,990
Participant Loans                  Interest, 9.75 - 11.5%,
                                     maturity of 1-10 years          359,311
                                                                  ----------
                                                                 $36,086,022
                                                                  ==========

*Party-in-interest

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        C&D Technologies Savings Plan



Date:     June 28, 2001                 By: /s/ Stephen E. Markert, Jr.
                                            ---------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President and Chief
                                               Financial Officer

                                 EXHIBIT INDEX



     23   Consent of Independent Accountants